Exhibit H

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

AB Multi-Manager Alternative Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$106,887,896.28 (1)	$92.70	$9,908.51 (2)
Fees Previously Paid	-		-
Total Transaction Valuation	$106,887,896.28 (1)
Total Fees Due for Filing			$9,908.51
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00

Net Fee Due			$9,908.51

(1)

The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 9,167,508 common shares of beneficial interest (10% of the common shares of beneficial interest outstanding as of April 1, 2022, rounded to the nearest whole share) at a price per share of $11.66 (the net asset value per share on April 1, 2022).

(2)	Calculated at $92.70 per $1,000,000 of the transaction valuation.